UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Alliance One International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
018772103
(CUSIP Number)
February 11, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018772103

1.	Names of Reporting Persons Gates Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,603,639 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,603,639 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,603,639 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 88,995,000 shares of Common Stock issued and outstanding as of November 1, 2007)

12.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 018772103

1.	Names of Reporting Persons Gates Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,603,639 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,603,639 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,603,639 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 88,995,000 shares of Common Stock issued and outstanding as of November 1, 2007)

12.	Type of Reporting Person (See Instructions) PN, HC

CUSIP No. 018772103

1.	Names of Reporting Persons ECF Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,603,639 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,603,639 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,603,639 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 88,995,000 shares of Common Stock issued and outstanding as of November 1, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 018772103

1.	Names of Reporting Persons ECF Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,603,639 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,603,639 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,603,639 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 88,995,000 shares of Common Stock issued and outstanding as of November 1, 2007)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 018772103

1.	Names of Reporting Persons ECF Value Fund International, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,603,639 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,603,639 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,603,639 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 88,995,000 shares of Common Stock issued and outstanding as of November 1, 2007)

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 018772103

1.	Names of Reporting Persons Jeffrey L. Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,603,639 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,603,639 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,603,639 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.2% as of the date of this filing (based on 88,995,000 shares of Common Stock issued and outstanding as of November 1, 2007)

12.	Type of Reporting Person (See Instructions) IN; HC

Item 1.
(a)	Name of Issuer Alliance One International, Inc.
(b)	Address of Issuer’s Principal Executive Offices 8001 Aerial Center Parkway, Morrisville, North Carolina 27560

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship

Gates Capital Management, Inc.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delware corporation

Gates Capital Management, L.P.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delware limited partnership

ECF Value Fund, L.P.

c/o Gates Capital Management, Inc.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delware limited partnership

ECF Value Fund II, L.P.

c/o Gates Capital Management, Inc.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delware limited partnership

ECF Value Fund International, Ltd.

c/o Trident Fund Services (B.V.I.) Limited

Trident Chambers, Wickhams Cay

P.O. Box 146

Road Town, Tortola

British Virgin Islands

British Virgin Islands company

Jeffrey L. Gates

c/o Gates Capital Management, Inc.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

United States citizen

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 018772103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Gates Capital Management, Inc.

Gates Capital Partners, L.P.

ECF Value Fund, L.P.

ECF Value Fund II, L.P.

ECF Value Fund International, Ltd.

Jeffrey L. Gates

	(a)	Amount beneficially owned: 4,603,639 shares of Common Stock
	(b)	Percent of class: Approximately 5.2% as of the date of this filing (based on 88,995,000 shares of Common Stock issued and outstanding as of November 1, 2007)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 4,603,639 shares of Common Stock
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 4,603,639 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
NA

Item 8.	Identification and Classification of Members of the Group
NA

Item 9.	Notice of Dissolution of Group
NA

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2008

GATES CAPITAL MANAGEMENT, INC.	GATES CAPITAL PARTNERS, L.P.

By: /s/ Jeffrey L. Gates	By: Gates Capital Management, Inc.
Jeffrey L. Gates	Its investment Manager

By: /s/ Jeffrey L. Gates
ECF VALUE FUND, L.P.	Jeffrey L. Gates
By: Gates Capital Partners, L.P.
Its General Partner	ECF VALUE FUND II, L.P.
By: Gates Capital Management, Inc.	By: Gates Capital Partners, L.P.
Its Investment Manager	Its General Partner
By: Gates Capital Management, Inc.
By: /s/ Jeffrey L. Gates	Its Investment Manager
Jeffrey L. Gates, President

ECF VALUE FUND INTERNATIONAL, LTD.	By: /s/ Jeffrey L. Gates
By: Gates Capital Management, Inc.	Jeffrey L. Gates, President
Its Investment Manager
By: /s/ Jeffrey L. Gates
By: /s/ Jeffrey L. Gates	Jeffrey L. Gates
Jeffrey L. Gates, President